Exhibit 20.8

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

)

In re:	)	Chapter 11

)

U.S. ENERGY SYSTEMS, INC., et al.,	)	Case No. 08-10054 (RDD)

)

Debtors.[1]	)	(Jointly Administered)

)

U.S. ENERGY SYSTEMS, INC., a Delaware Corporation,	)	Adv. Proc. No. 08-01043 (RDD)

Plaintiff,	)

)

v.	)

)

ASHER E. FOGEL and NAKASH ENERGY, LLC,	)

)

Defendants.	)

)

ORDER (I) AUTHORIZING U.S. ENERGY SYSTEMS, INC. TO

RECONSTITUTE ITS BOARD OF DIRECTORS, AND (II) APPROVING

A PROPOSED SETTLEMENT UNDER BANKRUPTCY RULE 9019

Upon the verified motion [Docket No. 83] (the “Motion”)2 of U.S. Energy Systems, Inc. (“USEY” or the “Company”), U.S. Energy Overseas Investments, LLC (“USEO”) and GBGH, LLC (“GBGH,” and together with USEY and USEO, the “Debtors”) for entry of an order, pursuant to sections 105(a), 1107(a) and 1108 of the Bankruptcy Code, section 303 of the DGCL, and Bankruptcy Rule 9019(a), (i) authorizing USEY to reconsititute its board of directors (the “USEY Board”), and (ii) approving a proposed settlement under Bankruptcy Rule 9019(a) (the “Settlement”) of the majority of the corporate governance disputes involving the Debtors, as set forth in (a) that certain Governance Agreement, dated as of February 12, 2008 (the “Governance Agreement”), and (b) this Order; all as more fully set forth in the Motion; and upon

[1]	The other Debtors are the following: U.S Energy Overseas Investments, LLC and GBGH, LLC.
[2]	Unless otherwise defined herein, all capitalized terms shall have the meaning ascribed to them in the Motion and/or the Governance Agreement.

the objection (the “Response”) (Docket No. 88) to the Motion filed by Silver Point Finance LLC; and a hearing (the “Hearing”) having been held on the Motion on February 21, 2008; and upon the proffers of evidence set forth on the record at the Hearing, to which no objections were made, as well as the statements of counsel; and the Court having considered the Moion and the Response, which has been resolved in accordance with the terms of this Order, the Court finds as follows:

A. The Court has jurisdiction over the matters raised in the Motion pursuant to 28 U.S.C. § 1334;

B. This is a core proceeding pursuant to 28 U.S.C. § 157(b)(2);

C. Proper and adequate notice of the Motion and the hearing thereon has been given pursuant to the Order granting the Debtors’ motion to shorten and limit notice, and no other or further notice is necessary;

D. The Motion seeks resolution, settlement and compromise of the controversies in the Adversary Proceeding as they relate to Nakash and in the Nakash Litigation upon the terms described in the Motion and as further set forth herein. The Parties to the Settlement are the Debtors, Nakash, the Management Directors, the Incumbent Directors, and the Nakash Directors;

E. As part of a global compromise, the USEY Board has been reconstituted pursuant to sections 105(a), 1107(a) and 1108 of the Bankruptcy Code and section 303 of the DGCL, all as is more specifically set forth in the Governance Agreement;

F. The Court has reviewed the qualifications of the Nakash Directors to serve as members of the USEY Board and believes that it is appropriate that they serve on the USEY Board;

G. The Settlement regarding the reconstitution of the USEY Board, including the affirmation of indemnification provisions and the continuation of the directors’ and officers’ liability and indemnity insurance coverage, and the other matters described in the Motion is fair and reasonable because, among other things, (i) it resolves in a consensual manner issues regarding governance and valuation which would be expensive and time consuming to litigate and which would distract the USEY Board from focusing on the ongoing management of the business at a critical time in USEY’s efforts to reorganize, and (ii) the maintenance of the existing indemnification provisions in USEY’s By-Laws, and the maintenance of D&O liability insurance coverage, at current levels are reasonable and appropriate inducements both to Mr. Bernard J. Zahren’s and the New Directors’ willingness to serve on the USEY Board and to the willingness of the Retiring Directors to affirmatively support the reconstitution of the USEY Board;

H. The Parties negotiated at arm’s-length and in good faith in negotiating resolution of the controversies surrounding the USEY Board composition, as well as in seeking approval of such compromise by this Court;

I. The compromise contained in the Settlement is a valid and proper exercise of the Debtors’ business judgment;

J. The Debtors have all requisite power and authority to execute, deliver and perform their obligations under the Settlement, and the Settlement constitutes a legal, valid and binding obligation of the Debtors;

K. The Response has been resolved in accordance with the terms of this Order; and

L. In light of the foregoing, for those reasons set forth in the Motion and on the record at the hearing on the Motion, and based upon all of the facts and circumstances in these cases, the Settlement reflects a compromise that is (i) fair, equitable and in the best interests of the Debtors’ estates, their creditors, and their equity security holders, and (ii) within the range of reasonableness in connection with the matters raised by the disputed issues among the Parties. BASED ON THE FOREGOING FINDINGS, IT IS HEREBY ORDERED THAT:

1. Approval. Subject to and revised by the terms of this Order, the Motion shall be, and hereby is, GRANTED, and the Settlement, including the Governance Agreement, shall be, and hereby is, APPROVED.

2. Incorporation by Reference. Subject to the terms of this Order, each provision of the Governance Agreement shall be, and hereby is, incorporated by reference herein, and thereby has the force and effect of an order of this Court.

3. Board Composition. Immediately upon the entry of this Order (the “Implementation Date”) in the form proposed herein, the Court approves the reconstituted USEY Board in accordance with the Governance Agreement. Notwithstanding any other provision herein or in the Governance Agreement to the contrary, the USEY Board shall remain as reconstituted until further order of this Court or substantial confirmation and substantial consummation of a chapter 11 plan for each of the Debtors in the chapter 11 cases.

4. Directors, Managers and Members. Nothing in this Order or the Governance Agreement shall be construed (i) to alter, amend, modify or in any way impact (A) the fiduciary duties that any director or manager of any Debtor has under applicable corporate law, (B) the fiduciary duties of the managers of USEO or the directors of GBGH under applicable limited liability company law or the respective limited liability company agreements or (C) the rights of the members of USEO or GBGH thereunder, or (ii) to shield such directors and managers from any liability arising out of any breach of such duties.

5. Further Proceedings. The Parties to the Governance Agreement and their Affiliates shall not seek to change the composition of the reconstituted USEY Board until the confirmation and substantial consummation of a chapter 11 plan for each of the Debtors in the chapter 11 cases.

6. Indemnification. The indemnification, advancement and reimbursement provisions of the By-Laws shall remain in full force and effect until the date of election of directors at the Post-Confirmation Annual Meeting and any requests for indemnification, advancement and reimbursement pursuant to the applicable provisions of the By-Laws shall constitute post-petition obligations of the Debtors.

7. Directors’ and Officers’ Liability Insurance. USEY shall not cancel, reduce, alter or amend liability coverage currently afforded the Directors pursuant to USEY’s existing directors’ and officers’ liability insurance policies (the “D&O Policies”) and USEY shall maintain directors’ and officers’ liability insurance policies in amounts, scope and type of coverage substantially the same as the D&O Policies until the date of election of directors at the Post-Confirmation Annual Meeting.

8. Dismissal. On or immediately after the occurrence of the Implementation Date, (a) Nakash and USEY shall file a stipulation to dismiss voluntarily the Nakash Litigation without prejudice, (b) Nakash shall file a petition with the Office of the United States Trustee for the Southern District of New York to withdraw voluntarily its request for the appointment of an official committee of equity security holders in these chapter 11 cases, and (c) USEY shall file a motion to dismiss Nakash from the Adversary Proceeding without prejudice.

9. Allowance of Nakash’s Substantial Contribution Claim. Nakash is hereby granted an allowed administrative claim (the “Nakash Substantial Contribution Claim”) for payment of its reasonable fees and expenses in the aggregate amount of $150,705.11 for having made a substantial contribution to these chapter 11 cases pursuant to sections 503(b)(3)(D) and 503(b)(4) of the Bankruptcy Code. USEY is responsible for the payment of the full amount of the Nakash Substantial Contribution Claim, which amount as long as the Debtors’ cases are chapter 11 cases shall only be paid pursuant to a chapter 11 plan confirmed under section 1129 of the Bankruptcy Code; provided, however, that GBGH and USEO are each severally (not jointly) liable for any portion of the Nakash Substantial Contribution Claim that USEY does not have sufficient cash to pay in full at confirmation of a chapter 11 plan (the “Nakash Deficiency Claim”); provided, further, that in no event will either GBGH or USEO be liable for more than $50,235.00 of the Nakash Deficiency Claim.

10. Release by the Debtors and the Debtors’ Estates. Effective immediately upon the occurrence of the Implementation Date, the Debtors, for themselves, for each of their respective estates and for their successors and assigns, hereby release Mr. Bernard J. Zahren and the Retiring Directors from any and all claims (as defined in section 101(5) of the Bankruptcy Code), demands, obligations, damages, causes of action, rights or any other liability (collectively, “Claims”), under any legal or equitable theory including without limitation under federal, bankruptcy, contract, tort or other laws, whether known or unknown, foreseen, liquidated or unliquidated, fixed or contingent, disputed or undisputed, arising from or in any way related to Mr. Zahren’s and the Retiring Directors’ service as USEY Board members or any actions taken or failure to act by such directors in their capacity as directors at any time through and including the Implementation Date, including without limitation any and all Claims that could have been alleged, asserted or raised derivatively on behalf of the Debtors by third parties at any time prior to the Implementation Date; provided, however, that the releases granted herein shall in no way include a release of Claims against Mr. Zahren or the Retiring Directors for fraud, intentional misconduct or gross negligence. Notwithstanding the foregoing, the releases provided for herein do not apply to claims for breach of fiduciary duty or breaches of the Second Amended and Restated Limited Liability Company Agreement of GBGH, LLC that could have been asserted derivatively but for the filing of these bankruptcy cases by the (i) Agent (as defined herein) (ii) any Secured Lender (as defined herein) or (iii) Marathon Capital Holdings (UK), LLC against Mr. Zahren or the Retiring Directors on behalf of GBGH or USEO.3

11. Amendment of Corporate Documents. Except to the extent explicitly modified by the terms of this Order, the Certificate of Incorporation and By-Laws of USEY shall remain in force and effect. The Certificate of Incorporation and By-Laws of USEY are modified and amended to the extent necessary to permit reconstitution of the USEY Board as ordered hereby. USEY is authorized to execute any and all documents necessary to either conform existing documents to the terms of this Order or to otherwise give effect hereto.

12. Binding Effect. The provisions of this Order, including the findings herein, shall be binding upon all parties-in-interest in the Debtors’ cases including without limitation Nakash, the Debtors, the Debtors’ estates, their respective successors and assigns, and any trustee or other representative of the estates that may later be appointed in these cases pursuant to the provisions of chapters 7 or 11 of the Bankruptcy Code or otherwise.

13. Continuing Jurisdiction. This Court shall retain jurisdiction over all matters arising from or related to the implementation of this Order.

[3]	As used herein “Agent” means Silver Point Finance, LLC, as the administrative agent under (i) that certain First Lien Credit Agreement, dated as of August 7, 2006, by and among GBGH, as borrower, the Agent, and the lenders from time to time party thereto (the “First Lien Secured Lenders”), and (ii) that certain Second Lien Credit Agreement, dated as of August 7, 2006, by and among GBGH, as borrower, the Agent, and the lenders from time to time party thereto (the “Second Lien Secured Lenders,” together with the First Lien Secured Lenders, the “Secured Lenders”).

14. Waiver. The requirement under Rule 9013-1(b) of the Local Bankruptcy Rules for the Southern District of New York for the filing of a memorandum of law is waived.

Dated:	New York, New York
February 25, 2008

/s/ Robert D. Drain
THE HONORABLE ROBERT D. DRAIN
UNITED STATES BANKRUPTCY JUDGE

8